Operating Agreement of TFK DISTRIBUTION LLC

A Single Member Limited Liability Company

This Operating Agreement ("Agreement") of TFK DISTRIBUTION LLC, ("Company"), is executed and agreed to, for good and valuable consideration, by the undersigned members (individually, "Member" or collectively, "Members").

I. Formation.

(a) **State of Formation.** This Agreement is for TFK DISTRIBUTION LLC, a member-managed South Carolina limited liability company formed under and pursuant to South Carolina law.

(b) **Operating Agreement Controls.** To the extent that the rights or obligations of the Members, or the Company under provisions of this Agreement differ from what they would be under South Carolina law absent such a provision, this Agreement, to the extent permitted under South Carolina law, shall control.

(c) **Principal Office.** The Company's principal office will be as set out in the Company's Articles of Organization or other filing on record with the Secretary of State, or such other location as shall be selected from time to time by the Members.

(d) **Registered Agent and Office.** The name of the Company's registered agent for service of process and the address of the Company's registered office will be as specified in the Company's Articles of Organization or any subsequent filings with the Secretary of State. If this information changes, the Company will promptly file a statement of change with the Secretary of State according to applicable law.

(e) **No State Law Partnership.** No provisions of this Agreement shall be deemed or construed to constitute a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of or with any other Member, for any purposes other than federal and state tax purposes.

II. Purposes and Powers.

(a) **Purpose.** The Company is created for the following business purpose:

Administrative duties, sales, marketing, and distribution of Kayaks manufactured by Tucktec llc

(b) **Powers.** The Company shall have all of the powers of a limited liability company set forth under South Carolina law.

(c) **Duration.** The Company's term shall commence upon the filing of Articles of Organization and all other such necessary materials with South Carolina. The Company will operate until terminated as outlined in this Agreement unless:

(i) The Member votes to dissolve the Company;
(ii) No Member of the Company exists unless the business of the Company is continued in a manner permitted by South Carolina law;
(iii) It becomes unlawful for any Member or the Company to continue in business;
(iv) A judicial decree is entered that dissolves the Company; or
(v) Any other event results in the dissolution of the Company under federal or South Carolina law.

III. Member.

(a) **Member.** The sole member of TFK DISTRIBUTION LLC at the time of adoption of this Agreement is Jody Lavender ("Member").

(b) **Initial Contribution.** The Member shall make an initial contribution to the Company. The initial contributions shall be as described in Attachment A, "Initial Contributions of the Member."

No Member shall be entitled to interest on their initial contribution. Except as expressly provided by this Agreement, or as required by law, no Member shall have any right to demand or receive the return of their initial contribution.

(c) **Limited Liability of the Member.** Except as otherwise provided for in this Agreement or otherwise required by South Carolina law, no Member shall be personally liable for any acts, debts, liabilities, or obligations of the Company beyond their respective initial contribution. The Member shall look solely to the Company property for the return of their initial contribution, or value thereof, and if the Company property remaining after payment or discharge of the debts, liabilities, or obligations of the Company is insufficient to return such initial contributions or value thereof, no Member shall have any recourse against any other Member, if any other Member exists, except as is expressly provided for by this Agreement.

(d) **Creation or Substitution of New Members.** Any Member may assign in whole or in part its membership interest only with the prior written consent of all Members.

(i) **Entire Transfer.** If a Member transfers all of its membership interest, the transferee shall be admitted to the Company as a substitute Member upon its execution of an instrument signifying its Agreement to be bound by the terms and conditions of this Agreement. Such admission shall be deemed effective immediately upon the transfer, and, simultaneously, the transferor Member shall cease to be a Member of the Company and shall have no further rights or obligations under this Agreement.

(ii) **Partial Transfer.** If a Member transfers only a portion of its membership interest, the transferee shall be admitted to the Company as an additional Member upon its execution of an instrument signifying its Agreement to be bound by the terms and conditions of this Agreement.

(iii) Whether a substitute Member or an additional Member, absent the written consent of all existing Members of the Company, the transferee shall be a limited Member and possess only the percentage of the monetary rights of the transferor Member that was transferred without any voting power as a Member in the Company.

IV. Member Voting.

(a) **Voting Power.** In the event that the Company has multiple Members simultaneously, the Company's Members shall each have voting power equal to its share of membership interest in the Company.

(b) **Member's Duties.** The Member shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory), and franchises. The Members also shall cause the Company to:

(i) Maintain its own books, records, accounts, financial statements, stationery, invoices, checks, and other limited liability company documents and bank accounts separate from any other person;

(ii) At all times hold itself out as being a legal entity separate from the Member and any other person and conduct its business in its own name;

(iii) File its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;

(iv) Not commingle its assets with assets of the Member or any other person, and separately identify, maintain, and segregate all Company assets;

(v) Pay its own liabilities only out of its own funds, except with respect to organizational expenses;

(vi) Maintain an arm's length relationship with the Member, and, with respect to all business transactions entered into by the Company with the Member, require that the terms and conditions of such transactions (including the terms relating to the amounts paid thereunder) are the same as would be generally available in comparable business transactions if such transactions were with a person that was not a Member;

(vii) Pay the salaries of its own employees, if any, out of its own funds and maintain a sufficient number of employees in light of its contemplated business operations;

(viii) Allocate fairly and reasonably any overhead for shared office space;

(ix) Not pledge its assets for the benefit of any other person or make any loans or advances to any person;

(x) Correct any known misunderstanding regarding its separate identity;

(xi) Maintain adequate capital in light of its contemplated business purposes;

(xii) Cause the Member to meet or act pursuant to written consent and keep minutes of such meetings and actions and observe all other South Carolina limited liability company formalities;

(xiii) Make any permitted investments directly or through brokers engaged and paid by the Company or its agents;

(xiv) Not require any obligations or securities of the Member; and

(xv) Observe all other limited liability formalities.

Failure of the Member to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member.

(c) **Fiduciary Duties of the Members.**

(i) **Loyalty and Care.** Except to the extent otherwise provided herein, the Member shall have a fiduciary duty of loyalty and care similar to that of members of limited liability companies organized under the laws of South Carolina.

(ii) **Competition with the Company.** The Member shall refrain from dealing with the Company in the conduct of the Company's business as or on behalf of a party having an interest adverse to the Company. The Member shall refrain from competing with the Company in the conduct of the Company's business.

(iii) **Duties Only to the Company.** The Member's fiduciary duties of loyalty and care are to the Company and not to any future Members or officers. The Member shall owe fiduciary duties of disclosure, good faith, and fair dealing to the Company, but shall owe no such duties to officers and to the other Members. A Member who so performs their duties shall not have any liability by reason of being or having been a Member.

(iv) **Reliance on Reports.** In discharging the Member's duties, the Member is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

1. One or more other Members, in the event that the Company has multiple Members, officers, or employees of the Company, whom the Member reasonably believes to be reliable and competent in the matters presented.
2. Legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the person's professional or expert competence.
3. In the event that the Company has multiple Members, a committee of Members of which the affected Member is not a participant, if the Member reasonably believes the committee

merits confidence.

V. Accounting and Distributions.

(a) **Fiscal Year.** The Company's fiscal year shall end on the last day of December.

(b) **Distributions.** Distributions shall be issued, as directed by the Company's Treasurer or Assistant Treasurer, on a quarterly basis, based upon the Company's fiscal year. The distribution shall not exceed the remaining net cash of the Company after making appropriate provisions for the Company's ongoing and anticipatable liabilities and expenses. Each Member shall receive a percentage of the overall distribution that matches that Member's percentage of membership interest in the Company.

VI. Tax Treatment Election.

(a) **Tax Designation.** The Company has not filed with the Internal Revenue Service for treatment as a corporation. Instead, the Company will be taxed as a pass-through organization. The Member may elect for the Company to be treated as a C-Corporation or an S-Corporation at any time.

VII. Officers.

(a) **Appointment and Titles of Officers.** The officers of the Company shall be appointed by the Member and shall consist of at least a Chairman, a Secretary, and a Treasurer. The Member may also choose one or more Presidents, Vice-Presidents, Assistant Secretaries, and Assistant Treasurers. Any number of offices may be held by the same person, as permitted by South Carolina law. The Member may appoint such other officers and agents as the Member shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Member. The officers and agents of the Company shall hold office until their successors are chosen and qualified. Any officer appointed by the Member may be removed at any time, with or without cause, by the Member, or if there are multiple Members, an affirmative vote of a majority of the Members. Any vacancy occurring in any office of the Company shall be filled by the Member. Unless the Member decides otherwise, if the title of an officer is one commonly used for officers of a limited liability company formed under South Carolina law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

(i) **Chairman.** The Chairman shall be the chief executive officer of the Company, shall be responsible for the general and active management of the business of the Company, and shall see that all orders and resolutions of the Members are carried into effect. The Chairman shall execute all contracts on behalf of the Company, except:

1. Where required or permitted by law or this Agreement to be otherwise signed and executed;
2. Where signing and execution thereof shall be expressly delegated by the Member to some other officer or agent of the Company.

(ii) **President.** In the absence of the Chairman or in the event of the Chairman's inability to act, the President shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. The President shall perform such other duties and have such other powers as the Member may from time to time prescribe.

(iii) **Vice-Presidents.** In the absence of the Chairman and President or in the event of their inability to act, any Vice-Presidents in the order designated by the Member (or, in the absence of any designation, in the order of their appointment by the Member) shall perform the duties of the Chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chairman. Vice-Presidents, if any, shall perform such other duties and have such other powers as the Member may from time to time prescribe.

(iv) **Secretary and Assistant Secretary.** The Secretary shall be responsible for filing legal documents and maintaining records for the Company. The Secretary shall attend and record all the proceedings of the meetings of the Company and of the Member in a book to be kept for that

purpose. The Secretary shall perform such other duties as may be prescribed by the Member or the Chairman, under whose supervision the Secretary shall serve. The Secretary shall cause to be prepared such reports and/or information as the Company is required to prepare by applicable law, other than financial reports. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Member (or if there be no such determination, then in order of their appointment by the Member), shall, in the absence of the Secretary or in the event of the Secretary's inability to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

(v) **Treasurer and Assistant Treasurer.** The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company according to generally accepted accounting practices, using a fiscal year ending on the last day of the month of December. The Treasurer shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Member. The Treasurer shall distribute the Company's profits to the Member. The Treasurer shall disburse the funds of the Company as may be ordered by the Member and shall render to the Chairman and to the Member, at regular intervals or when the Member so requires, an account of all of the Treasurer's transactions and of the financial condition of the Company. As soon as practicable after the end of each fiscal year of the Company, the Treasurer shall prepare a statement of financial condition as of the last day of the Company's fiscal year, and a statement of income and expenses for the fiscal year then ended, together with supporting schedules. Each of said annual statements shall be prepared on an income tax basis and delivered to the Member forthwith upon its preparation. In addition, the Treasurer shall keep all financial records required to be kept pursuant to South Carolina law. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Member (or if there be no such determination, then in the order of their appointment), shall, in the absence of the Treasurer or in the event of the Treasurer's inability to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Member may from time to time prescribe.

(b) **Officers as Agents.** The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Member not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company.

(c) **Fiduciary Duties of the Officers.**

(i) **Loyalty and Care.** Except to the extent otherwise provided herein, each officer shall have a fiduciary duty of loyalty and care similar to that of officers of limited liability companies organized under the laws of South Carolina.

VIII. Dissolution.

(a) **Limits on Dissolution.** The Company shall have a perpetual existence, and shall be dissolved, and its affairs shall be wound up only upon the provisions established above.

Notwithstanding any other provision of this Agreement, the bankruptcy of any Member shall not cause such Member to cease to be a Member of the Company, and upon the occurrence of such an event, the business of the Company shall continue without dissolution.

Each Member waives any right that it may have to agree in writing to dissolve the Company upon the bankruptcy of any Member or the occurrence of any event that causes any Member to cease to be a Member of the Company.

(b) **Winding Up.** Upon the occurrence of any event specified in the earlier "Duration" section above, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Member, or in the event of multiple Members, one or more Members, selected by the remaining Members, shall be responsible for overseeing the winding up and

liquidation of the Company, shall take full account of the liabilities of the Company and its assets, shall either cause its assets to be distributed as provided under this Agreement or sold, and if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided under this Agreement.

(c) **Distributions in Kind.** Any non-cash asset distributed to one or more Members in liquidation of the Company shall first be valued at its fair market value (net of any liability secured by such asset that such Member assumes or takes subject to) to determine the profits or losses that would have resulted if such asset were sold for such value, such profit or loss shall then be allocated as provided under this Agreement. The fair market value of such asset shall be determined by the Members or, if any Member objects, by an independent appraiser (any such appraiser must be recognized as an expert in valuing the type of asset involved) approved by the Members.

(d) **Termination.** The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Member in the manner provided for under this Agreement and (ii) the Company's registration with South Carolina shall have been canceled in the manner required by South Carolina law.

(e) **Accounting.** Within a reasonable time after complete liquidation, the Company Treasurer shall furnish the Members with a statement which shall set forth the assets and liabilities of the Company as at the date of dissolution and the proceeds and expenses of the disposition thereof.

(f) **Limitations on Payments Made in Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of its initial contribution and shall have no recourse for its initial contribution and/or share of profits (upon dissolution or otherwise) against any other Member, if any other such Member exists.

(g) **Notice to South Carolina Authorities.** Upon the winding up of the Company, the Member with the highest percentage of membership interest in the Company shall be responsible for the filing of all appropriate notices of dissolution with South Carolina and any other appropriate state or federal authorities or agencies as may be required by law.

IX. Exculpation and Indemnification.

(a) No Member, officer, employee, or agent of the Company and no employee, agent, or affiliate of a Member (collectively, "Covered Person") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage, or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement. Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit, or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage, or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

(c) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, or any other

facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(d) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(e) The foregoing provisions of this article shall survive any termination of this Agreement.

X. Insurance.

The Company shall have the power to purchase and maintain insurance, including insurance on behalf of any Covered Person against any liability asserted against such person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as an agent of the Company, whether or not the Company would have the power to indemnify such person against such liability under the applicable law provision.

XI. General Provisions.

(a) **Notices.** All notices, offers, or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or three business days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

(b) **Number of Days.** In computing the number of days (other than business days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays, and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday, or holiday on which national banks are or may elect to be closed, then the final day shall be deemed to be the next day which is not a Saturday, Sunday, or such holiday.

(c) **Execution of Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which shall together constitute one and the same instrument.

(d) **Severability.** If any provision of this Agreement shall be held to be invalid, illegal, or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid, illegal, or unenforceable, but that by limiting such provision, it will become valid, legal, and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

(e) **Headings.** The article and section headings in this Agreement are for convenience, and they form no part of this Agreement and shall not affect its interpretation.

(f) **Governing Law.** This Agreement shall be governed by the laws of South Carolina (without regard to conflicts of law principles thereof).

(g) **Application of State Law.** Any matter not specifically covered by a provision of this Agreement shall be governed by the applicable provisions of South Carolina law.

(h) **Amendment.** This Agreement may be amended only by written consent of the Member. Upon obtaining the approval of any such amendment, supplement, or restatement as to the Certificate, the Company shall cause a Certificate of Amendment or Amended and Restated Certificate to be prepared, executed, and filed in accordance with South Carolina law.

(i) **Entire Agreement.** This Agreement contains the entire agreement of the parties with respect to the subject matter contained herein. No other promises, warranties, representations, agreements, or understandings, whether oral or written, exist concerning this subject matter. This Agreement supersedes

any previous or simultaneous oral or written promises, warranties, representations, agreements, or conditions between the parties.

IN WITNESS WHEREOF, the Member has executed and agreed to this Limited Liability Company Operating Agreement, which shall be effective as of January 1, 2026.

Jody Lavender

Jody Lavender

01/09/2026

Date

Attachment A
Initial Contributions of the Member

The initial contributions of the Member of TFK DISTRIBUTION LLC are as follows:

Jody Lavender
Contribution:
Cash: $1,500,000.00

Document Summary: Limited Liability Company Agreement of TFK DISTRIBUTION LLC